NEWS RELEASE

Crosshair Commences Action Against Universal Uranium

Dated: April 28th, 2008

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) announces that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd. (TSX-V: UUL) (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements (the “Agreements”) Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.  Further details of the Agreements are disclosed in press releases of Crosshair dated May 23, 2008 and July 30, 2008.

Further details of the action can be found in the Writ of Summons and Statement of Claim, which are available on Crosshair’s website at:
http://www.crosshairexploration.com/s/SummonsStatementClaim.asp.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.